SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated March 21, 2025.

Buenos Aires, March 21, 2025

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

A3 Mercados S.A. (“A3”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: Development of Aguada del Chañar Block together with Compañía General de Combustibles S.A.

Our highest consideration:

We are hereby writing to you in compliance with the requirements of the Rules of this National Securities Commission, and the corresponding ByMA and A3 rules.

In this regard, it is hereby informed that on March 21, 2025, YPF S.A. (“YPF”) and Compañía General de Combustibles S.A., (“CGC”) have entered into the definitive agreements for the joint exploitation of hydrocarbons in the “Aguada del Chañar” unconventional exploration concession located in the Province of Neuquén (the “Block”), which covers an area of 57 km2. YPF and CGC will have a 51% and 49% interest respectively in the joint venture, with YPF being the operator of the Block.

The transaction was carried out for the sum of US$75,000,000 and in addition CGC will pay, on behalf and at the request of YPF, 80.40% of the investments attributable to YPF’s percentage interest in the Block for a period of four years, subject to certain maximum annual and monthly amounts.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 21, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer